XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2006 AND FOR THE THREE AND NINE MONTH
PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

XL Capital Assurance Inc. and Subsidiary Interim Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share amounts)

	(unaudited)
	As of	As of
	September 30,	December 31,
	2006	2005

Assets
Investments
Debt securities available for sale, at fair value (amortized cost: 2006 - $327,779; 2005 - $281,719)	$324,739	$279,423
Short-term investments, at fair value (amortized cost: 2006 - $3,417; 2005 - $7,244)	3,417	7,242
Other invested assets	—	17,621

Total investments	328,156	304,286

Cash and cash equivalents	73,140	32,337
Accrued investment income	2,241	2,650
Prepaid reinsurance premiums	527,117	440,241
Premiums receivable	7,226	5,034
Reinsurance balances recoverable on unpaid losses	133,723	122,073
Intangible assets - acquired licenses	11,529	11,529
Deferred federal income tax asset	15,894	18,845
Other assets	13,185	16,711

Total assets	$1,112,211	$953,706

Liabilities and Shareholder’s Equity
Liabilities
Unpaid losses and loss adjustment expenses	$142,853	$131,602
Deferred premium revenue	588,285	492,406
Deferred ceding commissions, net	43,928	41,191
Reinsurance premiums payable	25,011	1,080
Funds held - affiliate	—	15,859
Payable for investments purchased	13,929	—
Accounts payable, accrued expenses and other liabilities	29,556	32,719
Current federal income tax payable	2,285	1,023
Intercompany payable to affiliates	15,190	10,878

Total liabilities	861,037	726,758

Shareholder’s Equity
Common stock (par value $7,500 per share; 8,000 shares authorized; 2,000 shares issued and outstanding)	15,000	15,000
Additional paid-in capital	264,173	239,173
Accumulated other comprehensive (loss) (net of deferred federal income tax liability of: 2006 - $0; 2005 - $57)	(3,040)	(2,355)
Accumulated deficit	(24,959)	(24,870)

Total shareholder’s equity	251,174	226,948

Total liabilities and shareholder’s equity	$1,112,211	$953,706

See notes to interim consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Interim Consolidated Statements of Operations and Comprehensive Income
(U.S. dollars in thousands)

	(unaudited)		(unaudited)
	Three Months Ended		Nine months ended
	September 30,		September 30,

	2006	2005	2006	2005

Revenues
Gross premiums written	$65,080	$59,269	$235,211	$174,647
Ceded premiums written	(60,030)	(54,270)	(212,589)	(157,773)

Net premiums written	5,050	4,999	22,622	16,874

Change in net deferred premium revenue	(1,130)	(1,322)	(8,928)	(6,617)

Net premiums earned	3,920	3,677	13,694	10,257

Net investment income	4,228	3,399	11,646	9,600
Net realized (losses) gains on investments	(23)	5	(1,407)	14
Net realized and unrealized losses on credit derivatives	(379)	(125)	(499)	(253)
Fee income and other	—	—	1,000	76

Total revenues	7,746	6,956	24,434	19,694

Expenses
Net losses and loss adjustment expenses	496	292	1,410	4,774
Net operating expenses	8,128	7,474	20,878	19,383

Total expenses	8,624	7,766	22,288	24,157

Income (loss) before federal income taxes	(878)	(810)	2,146	(4,463)

Total federal income tax expense (benefit)	2,423	(194)	2,235	(1,062)

Net loss	$(3,301)	$(616)	$(89)	$(3,401)

Comprehensive income (loss)
Net loss	$(3,301)	$(616)	$(89)	$(3,401)
Other comprehensive income (loss)	7,265	(3,268)	(685)	(2,303)

Comprehensive income (loss)	$3,964	$(3,884)	$(774)	$(5,704)

See notes to interim consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Interim Consolidated Statements of Changes in Shareholder’s Equity
(U.S. dollars in thousands, except share amounts)

	(unaudited)
	Nine Months	Year Ended
	Ended	December 31,
	September 30, 2006	2005

Common Shares
Number of shares - beginning of year	2,000	2,000

Number of shares - end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance - end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173
Capital contribution	25,000	—

Balance - end of period	264,173	239,173

Accumulated Other Comprehensive Income (Loss)
Balance - beginning of year	(2,355)	1,578
Net change in unrealized appreciation of investments, net of deferred federal tax benefit of $57 in 2006, $793 in 2005	(685)	(3,933)

Balance - end of period	(3,040)	(2,355)

Accumulated Deficit
Balance - beginning of year	(24,870)	(21,785)
Net loss	(89)	(3,085)

Balance - end of period	(24,959)	(24,870)

Total shareholder’s equity	$251,174	$226,948

See notes to interim consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Interim Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	(unaudited)
	Nine Months Ended
	September 30,

	2006	2005

Cash flows provided by (used in) operating activities
Net loss	$(89)	$(3,401)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Net realized losses (gains) on sale of investments	1,407	(14)
Net realized and unrealized losses on credit derivatives, excluding cash received and paid	499	253
Amortization of premium on bonds	471	661
(Decrease) increase in unpaid losses and loss adjustment expenses, net	(399)	4,274
Increase in deferred premium revenue, net	9,003	6,617
Increase in deferred ceding commissions, net	2,737	3,949
Increase (decrease) in reinsurance premiums payable	23,931	(19,912)
(Increase) decrease in premiums receivable	(2,192)	1,907
Decrease in accrued investment income	409	924
Increase in current federal income tax payable	1,262	—
Provision for deferred federal income tax asset	2,951	(1,062)
(Decrease) Increase in accounts payable and accrued expenses	(1,430)	10,181
Increase (decrease) in intercompany payable to affiliates	4,312	(10,109)
Other	1,453	(529)

Total adjustments	44,414	(2,860)

Net cash provided by (used in) operating activities	44,325	(6,261)

Cash flows used in investing activities
Proceeds from sale of debt securities and short-term investments	80,856	78,103
Proceeds from maturity of debt securities and short-term investments	11,575	9,982
Purchase of debt securities and short-term investments	(120,953)	(101,285)

Net cash used in investing activities	(28,522)	(13,200)

Cash flows provided by financing activities
Capital contribution	25,000	—

Net cash provided by financing activities	25,000	—

Increase (decrease) in cash and cash equivalents	40,803	(19,461)
Cash and cash equivalents
Beginning of year	32,337	58,038

End of period	$73,140	$38,577

Supplemental cash flow disclosure
Tax refund received under tax sharing agreement	$759	$—

See notes to interim consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

1.	Organization and Ownership

Through June 30, 2006, XL Capital Assurance Inc. (“XLCA”) was a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guaranty insurance and financial guaranty reinsurance operating businesses to SCA and selling an interest therein to the public through an initial public offering of SCA common shares (the “IPO”). The contribution of such businesses to SCA occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. The aforementioned operating businesses contributed to SCA by XL Capital consisted of: (i) XLCA and its wholly-owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) and (ii) XL Financial Assurance Ltd. (“XLFA”). After the IPO, a secondary offering by XL Capital, the exercise of the underwriters’ over-allotment option and restricted share awards to management of SCA, XL Capital’s ownership of SCA’s outstanding common shares represents approximately a 63 percent economic interest. As a result of limitations on XL Capital’s voting power contained in SCA’s bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to SCA’s shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter.

XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guaranty insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. In addition, XLCA through XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct financial guaranty business in England, Ireland, Spain, France, Portugal, Italy, Norway, The Netherlands, Greece, and Germany. XLCA and XLCA-UK are hereafter collectively referred to as the (“Company”). Also, to facilitate distribution of its products XLCA maintains a branch office in Singapore and XLCA-UK maintains a branch office in Madrid. In addition XLCA has an office in California. XLCA and XLCA-UK have triple-A financial strength ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., and Fitch Inc. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guaranty insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through guarantees of credit default swaps issued by trusts (the “Trusts”) established to comply with New York State Insurance Law.

Financial guaranty insurance provides an unconditional and irrevocable guaranty to the holder of a debt obligation of full and timely payment of principal and interest. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance. The Company’s underwriting policies limit the Company to providing credit protection on obligations or referenced securities that it determines would be of investment-grade quality without the benefit of credit enhancement provided by the Company through the issuance of insurance policies and credit default swaps. See Note 3 for further details.

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

2.	Basis of Presentation and Consolidation

These unaudited interim consolidated financial statements include the accounts of the Company, its subsidiary and the Trusts and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows as at the end of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. All significant inter-company accounts and transactions have been eliminated. These statements should be read in conjunction with the Company’s December 31, 2005 consolidated financial statements and notes thereto filed with the Securities and Exchange Commission as an Exhibit to the XL Capital’s Form 10-K for the year ended December 31, 2005. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

3.	Credit Default Swaps

Credit default swaps entered into by the Company meet the definition of a derivative instrument under FASB Statement of Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 149. Credit default swaps are recognized at fair value and recorded as either assets or liabilities in the accompanying consolidated balance sheets. The Company intends to hold these derivative instruments until maturity.

The fair value of credit default swaps is determined using a model developed by the Company and is dependent upon a number of market factors including changes in interest rates, credit spreads, changes in credit quality, and expected recovery rates. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as events triggering loss payments under the contracts by the Company.

Changes in the fair value of credit default swaps attributable to earnings from premiums received by the Company from the issuance of such contracts are recorded in the line item caption entitled “net premiums earned” in the accompanying consolidated statements of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in the line item caption entitled “net losses and loss adjustment expenses” in the accompanying consolidated statements of operations, and the remaining components of the change in fair value of credit default swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “net realized and unrealized gains (losses) on credit derivatives” in the accompanying consolidated statements of operations. This presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first-loss protection levels. These credit events are contract-specific, but generally cover bankruptcy, failure to pay and repudiation. The credit default swap portfolio consists

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

of structured pools of corporate obligations that were awarded investment-grade ratings at the deals’ inception. At September 30, 2006, on a net par basis, approximately 97.8% of the portfolio was rated “AAA” with the remaining 2.2% rated at or above investment-grade. The weighted average term of the contracts in-force was 12.8 years.

The following tables present the amounts related to credit default swaps reflected in our financial statements as at and for the periods indicated:

	(unaudited) Three Months Ended September 30,

(U.S. dollars in thousands)	2006	2005

Statements of Operations
Net premiums earned	$627	$507
Net realized and unrealized losses on credit derivatives	(379)	(125)
Net losses and loss adjustment expenses	81	60

	(unaudited) Nine Months Ended September 30,

	2006	2005

Statements of Operations
Net premiums earned	$1,653	$1,268
Net realized and unrealized losses on credit derivatives	(499)	(253)
Net losses and loss adjustment expenses	230	141

(U.S. dollars in thousands) Balance Sheets	(Unaudited) As at September 30, 2006	As at December 31, 2005

Assets
Reinsurance balances recoverable on unpaid losses	$11,010	$9,334
Other assets	12,795	16,378

Total assets	$23,805	$25,712

Liabilities
Unpaid losses and loss adjustment expenses	$12,061	$10,155
Other liabilities	12,340	15,423

Total liabilities	$24,401	$25,578

4.	New Accounting Pronouncements and Developments

In June 2005, at the request of the Securities and Exchange Commission, the Financial Accounting Standards Board (“FASB”) added a project to their agenda to review and provide guidance for the accounting for financial guaranty insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. Current accounting literature, specifically FASB Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), and FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), does not specifically address the unique characteristics of accounting for financial guaranty insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB No. 5, “Accounting for Contingencies,” and Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan.” The FASB arrived at tentative decision during the third quarter of 2006 which will form the basis of the forthcoming Exposure Draft. The Company will continue to apply the accounting policies as disclosed in its audited historical consolidated financial statements as of December 31, 2005 and 2004 and the years ended December 31, 2005, 2004, and 2003 until further guidance is provided by the FASB.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS 155 on January 1, 2007 and is currently evaluating the implications of SFAS 155 on its financial statements.

In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FIN 46(R),” which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The guidance in this FSP must be applied as of July 1, 2006 and it did not have a material effect on the Company’s financial condition or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations.

In September 2006, the FASB issued proposed FSP FAS 123(R)-e, “Amendment of FASB Staff Position FAS 123(R)-1”, which addresses whether the modification of an instrument in connection with an equity restructuring or a business combination should be considered a modification for purposes of applying FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No.

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

123(R).” The FASB staff has taken the position that for instruments that were originally issued as employee compensation and then exchanged or changed, where the only change is a change to the terms of an award to reflect an equity restructuring or a business combination that occurs when the holders are no longer employees, then no change in the recognition and measurement (due to a change in classification) of these instruments will result if, there is (i) no increase in value to the holders of the instrument or (ii) the exchange or change in the terms of the award is not made in contemplation of an equity restructuring or a business combination and (iii) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. These provisions must be applied in the first reporting period beginning after the date the final FSP is posted to the FASB’s website. This guidance is not expected to have a significant impact on the Company’s financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in its fiscal year ending December 31, 2006. However, early application is encouraged in any report for an interim period filed after the publication of this guidance. The Company is currently assessing the impact of the adoption of SAB 108. The Company does not anticipate a significant impact as a result of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 will be effective for interim and annual financial statements issued after January 1, 2008. The Company is currently evaluating the impact of the adoption of SFAS 157.

5.	Premiums Earned from Refunded and Called Bonds

Net premiums earned include $0.1 million and $2.5 million for the three and nine months ended September 30, 2006, respectively, and $0.3 million and $0.3 million for the three and nine months ended September 30, 2005, respectively, related to refunded and called bonds.

6.	Tax Sharing Agreement

The Company will file two separate short period U.S. Federal income tax returns for 2006, one will include the pre-ownership change period and the second will include the post-ownership change period. For the pre-ownership change period, the Company’s federal income tax return will be consolidated with XL America, Inc (“XLA”) and its subsidiaries. For the post-ownership change period, XLCA will file a consolidated tax return with its parent company, SCA Holdings U.S. Inc. (a U.S. based holding company) and its subsidiaries. For the pre-ownership change period filing, XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. Federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. For the post-ownership change period, XLCA will maintain a similar tax sharing agreement with US affiliates that are a member of the SCA Holdings US Inc. consolidated tax filing.

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As of September 30, 2006 and December 31, 2005, the Company had a federal income tax payable of $2,285,000 and $1,023,000, respectively.

As of September 30, 2006 and December 31, 2005, the Company had deferred federal income tax assets of $15.8 million and $18.8 million, respectively. As of December 31, 2005, the Company established a valuation allowance relating to net unrealized capital losses and a net realized capital loss carry forward. The valuation allowance at September 30, 2006 of $1,731,000 relates to net unrealized capital losses and a net realized capital loss carry forward that may not be realized within a reasonable period. At September 30, 2006, XLCA has net unrealized capital losses and a net realized capital loss carry forward of approximately $3.1 million and $1.9 million respectively, against which a valuation allowance has been established. The net realized capital loss carry forward will expire in 2011.

Management believes it is more likely than not that the tax benefit relating to the Company’s deferred tax assets, net of the valuation allowance discussed above, will be realized.

7.	Treaties and Agreements with Affiliates

Capital Transactions

Subsequent to the IPO, the Company received a $25,000,000 capital contribution from its parent Company. The funds will be used to support the Company’s continued growth and for general corporate purposes.

Services Agreements with Affiliates

Prior to the IPO, substantially all of the Company’s personnel services were provided by employees of affiliates of XL Capital. In connection with the IPO, such employees have become employees of SCA. In addition, the Company purchased various services from affiliates of XL Capital prior to the IPO under various agreements and continues to purchase such services under new agreements that became effective at the date of the IPO. Such services principally include: (i) information technology support, (ii) reinsurance and retrocessional consulting and management services, (iii) actuarial, finance, legal, internal audit services and certain investment management services and (iv) certain advertising services. The Company incurred costs under the aforementioned agreements aggregating $15.5 million and $42.3 million for the three and nine months ended September 30, 2006, respectively, compared to $8.4 million and $46.2 million for the three and nine months ended September 30, 2005, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

Employee Benefit Plans

Prior to the IPO, XLA maintained a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees (collectively, the “Plans”). Discretionary contributions to both Plans were based on a fixed percentage of employee contributions and compensation as defined by the Plans. Such plans were converted to the SCA’s plans on the effective date of the IPO. The terms and provisions of the SCA’s plans are substantially the same as the aforementioned plans of XLA. The Company incurred costs under the aforementioned agreements aggregating $0.7 million and $1.8 million for the three and nine months ended September 30, 2006, respectively, compared to $0.3 million and $1.6 million for the three and nine months ended September 30, 2005, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

Reinsurance Treaties with Affiliates

The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLFA. Under the terms of the this Treaty, XLFA agrees to reinsure up to 75% of the guaranty business written by the Company provided it meets certain specified parameters. Prior to July 1, 2006, the XLFA agreed to reinsure up to 90% of the Company’s acceptable risks. In addition, the Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

The Company has a facultative reinsurance arrangement (the “XL Re Treaty”) with XL Reinsurance America, Inc. (“XL RE AM”). Under the terms of the XL Re Treaty, XL RE AM agrees to reinsure risks on a facultative basis for the risks insured by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. Such reinsurance was on an automatic basis prior to the effective date of the IPO and on a facultative basis on and after the effective date of the IPO. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

Effective August 4, 2006, XLCA entered into a reinsurance arrangement with XL RE AM. Under the terms of the reinsurance arrangement, XL RE AM agreed to indemnify XLCA for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 8 (a). In consideration for the reinsurance provided by XL RE AM to XLCA, XLCA is obligated to pay XL RE AM a reinsurance premium of approximately $9.8 million on an installment basis over the life of the underlying reinsured transaction. As this premium is due irrespective of any early termination of the underlying insurance transaction, the Company recorded a liability of approximately $7.0 million, representing the present value of the obligation discounted at 5.0%, which reflects the treasury rate on obligations with a term to maturity commensurate with the liability and corresponding deferred cost, which are reflected in the accompanying consolidated balance sheets in “Reinsurance premiums payable” and “Prepaid reinsurance premiums”. For the three months ended September 30, 2006 the Company incurred costs under the aforementioned agreements aggregating $158,116.

Effective August 4, 2006, XLA provided an indemnity to XLCA. Under the terms of the arrangement, XLA has undertaken to indemnify XLCA for any dimunition in value below their carrying value at June 30, 2006 of the notes and preferred shares described in Note 8 (b), which notes and preferred shares were acquired in connection with the satisfaction of a claim under a financial guaranty insurance policy issued by XLCA. In addition, pursuant to the aforementioned indemnity, XLA agreed to indemnify XLCA for any costs arising out of any litigation or future claim in connection with the aforementioned insurance policy. This indemnity was provided by XLA at no cost to XLCA.

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

Amounts ceded to affiliate reinsurers are as follows:

(U.S. dollars in thousands)	(Unaudited) Three Months Ended September 30,
Statements of Operations	2006	2005

Ceded premiums written	$51,907	$53,543
Ceded premiums earned	35,311	33,594
Ceding commission revenue	13,022	12,939
Ceded losses and loss adjustment expenses	4,293	3,742

	(Unaudited) Nine Months Ended September 30,
Statements of Operations	2006	2005

Ceded premiums written	$203,210	$154,746
Ceded premiums earned	123,567	89,598
Ceding commission revenue	37,992	35,308
Ceded losses and loss adjustment expenses	11,175	29,175

(U.S. dollars in thousands) Balance Sheets	(Unaudited) As at September 30, 2006	As at December 31, 2005

Assets
Prepaid reinsurnace premiums	$522,353	$435,316
Reinsurance Balances recoverable on unpaid losses	131,252	120,077

Total assets	$653,605	$555,393

Liabilities
Deferred ceding commissions, net	119,371	104,295
Reinsurance premiums payable	24,635	794

Total liabilities	$144,006	$105,089

Related Party Guarantees

Effective May 1, 2004, XLI entered into an agreement with XLCA which unconditionally and irrevocably guaranties to XLCA the full and complete payment when due of all of XLFA’s obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement XLFA has assumed business from XLCA since December 19, 2000. The par value of business guarantied by XLI under this agreement was approximately $93.8 billion as of September 30, 2006. Effective upon the IPO, this guaranty terminated with respect to all new business assumed by XLFA under this agreement, but the guaranty remains in effect with respect to past cessions under the agreement.

The Company provides financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of September 30, 2006 and December 31, 2005, the aggregate face amount of such investment agreements insured by the Company before reinsurance was $4.0 billion ($404.3 million after

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

reinsurance to XLFA) and $3.7 billion ($366.7 million after reinsurance to XLFA), respectively. In addition, the Company insures XLAF’s obligation under certain derivative contracts issued and purchased by XLAF. As at September 30, 2006 the total notional value of such contracts insured was $179.1 million. For the three month period ended September 30, 2006 and 2005, the company recorded earned premiums of $1.0 million and $0.8 million, respectively. For the nine month period ended September 30, 2006 and 2005, the Company recorded earned premiums of $2.9 million and $2.2 million, respectively.

XLI guarantees the obligations of XLCA in connection with certain transactions insured by XLCA-UK. As of September 30, 2006 and December 31, 2005, the gross par outstanding related to these transactions were approximately $989.1 million ($57.1 million net of reinsurance) and $913.3 million ($53.7 million net of reinsurance), respectively.

8.	Liability for Losses and Loss Adjustment Expenses

The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

	(Unaudited) As at and for the Nine Months Ended Septemebr 30, 2006		As at and for the Twelve Months Ended December 31, 2005

(U.S. dollars in thousands)	Case Reserves	Unallocated Reserves	Case Reserves	Unallocated Reserves

Unpaid losses and loss adjustment expenses at beginning of year	$66,190	$65,412	$45,550	$49,774
Unpaid losses and loss adjustment expenses recoverable	(62,518)	(59,555)	(45,588)	(45,523)

Net unpaid losses and loss adjustment expenses at beginning of year	3,672	5,857	(38)	4,251
Increase (decrease) in net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	—	1,247	12	1,606
Prior years	163	—	3,676	—
Less net losses and loss adjustment expenses (paid) recoverable received	(1,809)	—	22	—

Net unpaid losses and loss adjustment expenses at end of period	2,026	7,104	3,672	5,857
Unpaid losses and loss adjustment expenses recoverable	64,004	69,719	62,518	59,555

Unpaid losses and loss expenses at end of period	$66,030	$76,823	$66,190	$65,412

Case Basis Reserves for Losses and Loss Adjustment Expenses

Set forth below is a discussion of certain significant case basis reserves established by the Company:

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

a.

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. During 2005, the Company recorded an additional provision for loss relating to this transaction of $16.7 million ($2.8 million after reinsurance to affiliates), on a net present value basis, to reflect certain adverse developments. There has been no development in such loss reserve since such provision through September 30, 2006. The total remaining par insured by the Company in connection with this transaction (net of applicable carried case reserves), which amortizes over the next 12 years, aggregated approximately $237.7 million ($40.4 million net of reinsurance to affiliates) at September 30, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as new information becomes available. Pursuant to a reinsurance agreement entered into with XL RE AM, which became effective on the date of the IPO, XL RE AM agreed to indemnify the Company for all losses and loss adjustment expenses relating to this insured transaction in excess of its carried reserve at the effective date of the agreement (see note 7).

b.

In December 2005, certain notes which were insured by the Company and collateralized by loans to medical providers (the “Insured Notes”) defaulted upon their maturity. In satisfaction of the resulting claim, the Company purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. The Insured Notes were recorded as an investment at their estimated fair value of $19.5 million at the date of acquisition and are reflected in the accompanying consolidated balance sheets under the caption, “Other invested assets”. The difference between the estimated fair value of the Insured Notes at the date they were acquired and the consideration paid to acquire the notes was recorded as a paid loss of $0.7 million ($0.1 million, net of reinsurance to XLFA). At December 31, 2005, the Company had a receivable from XLFA in the amount of $7.7 million with respect to the remaining amount uncollected for the Insured Notes, which was fully paid shortly thereafter. In addition, the Company had a “Funds held” liability to XLFA at September 30, 2006 and December 31, 2005 in the amount of $0.0 million and $15.9 million, respectively. The Funds held liability accrues interest at the same rate of the Insured Notes.

The estimate of fair value of the Insured Notes was based on the Company’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Healthcare Services (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy. In connection therewith, in February 2006, the Company accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. This preferred stock represented a 49% ownership interest in Intrepid. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve certain financial targets over certain periods of time. In certain

XL Capital Assurance Inc. and Subsidiary
Notes to Interim Consolidated Financial Statements
(UNAUDITED)

cases, if such targets are not met, the provider of such financing may foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, the Company would be required to write-off the carrying value of this investment.

In June 2006, in recognition of the challenges facing Intrepid in achieving the aforementioned financial targets, the Company and other equity holder’s and creditors in Intrepid, negotiated an agreement in principle to effect a restructuring of Intrepid’s capitalization. Pursuant to the restructuring, the Company’s ownership interest in Intrepid was reduced from 49% to approximately 12% Accordingly, the Company recognized an impairment charge of approximately $9.0 million ($0.9 million, net of reinsurance to XLFA) on its investment in Intrepid as of June 30, 2006 reflecting management’s best estimate of the value of such investment at that date, which considered the aforementioned restructuring and an updated forecast of Intrepid’s expected future operating performance, as well as a valuation of the Company’s investment in Intrepid by an outside valuation consulting firm.

During the three months ended September 30, 2006, one of Intrepid’s creditors (the provider of its bankruptcy exit financing) rejected the agreement in principle and foreclosed on the Company’s preferred shares. As a result, the Company wrote-off the remaining carrying value of its investment in Intrepid of $1.0 million. The Company will be fully indemnified for this charge by XLA pursuant to an agreement entered into at the effective date of the IPO (see note 7). Also during the three months ended September 30, 2006 the Company received payment in full on its Insured Notes.

c.

During the year ended December 31, 2005, the XLCA recorded a provision for loss of $5.2 million ($0.9 million after reinsurance to affiliates) representing the present value loss expected to be incurred in the future with respect to two insured residential mortgage securitizations. There has been no development in such loss reserve since its initial establishment through September 30, 2006. The total insured exposure to which this loss relates was 82.6% reinsured by an affiliate of the Company on a pro rata basis. The total remaining par insured by XLCA in connection with this transaction (net of applicable carried case reserves) aggregated approximately $176.4 million ($26.3 million net of reinsurance to affiliates) at September 30, 2006, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to these insurance transactions. Management continues to monitor the exposure and will revise its loss estimate as necessary, as new information becomes available

In addition to the matters discussed above, at September 30, 2006 the Company had case basis loss adjustment expense reserves of $2.0 million, which primarily relate to remediation efforts associated with the aforementioned transactions.

The financing vehicles through which the insured exposures referred to above were issued are variable interest entities, as defined under FASB Interpretation 46/46R, “Consolidation of Variable Interest Entities”; however, the Company is not the primary beneficiary of such entities. If the transactions are restructured or if the Company exercises its contractual rights under such transactions in the event of a default, the primary beneficiary in such transactions may have to be reconsidered. If such events occur, the Company may be required to consolidate the financing vehicles.